UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 2, 2017	ChipMOS TECHNOLOGIES INC.
(Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

ChipMOS TECHNOLOGIES INC. (“ChipMOS”) (Taiwan Stock Exchange: 8150) (NASDAQ: IMOS) has submitted the dividend/distribution form to NASDAQ, as notification of the following actions of dividend/distribution for the Company’s American Depositary Shares (“ADRs”):

•	Type of Distribution: Cash

•	Declaration Date: June 1, 2017

•	Ex-Dividend Date: June 13, 2017

•	ADR Record Date: June 15, 2017

•	ADR Distribution Date: To be determined by the Depositary, Citibank NA once it receives the distribution from the Company on July 12, 2017

•	ADR books will be closed from June 12, 2017 to June 16, 2017 to coincide with the Taiwan local book close period from June 15, 2017 to June 19, 2017.

•	Amount to be distributed in the United States Dollars will be determined by the Depositary, Citibank NA, once it receives the distribution from the Company on July 12, 2017 and converts the amount from New Taiwan Dollars into United States Dollars.

Questions may be directed to Keith Balwan (keith.balwan@citi.com) at +1.973.461.7038.